NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker, Esq. andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2987 F: 202.689.2860 nelsonmullins.com

September 12, 2023

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kristin Lochhead, Brian Cascio, Jessica Ansart, Katherine Bagley

Re:	OceanTech Acquisitions I Corp.
Registration Statement on Form S-4
Filed July 10, 2023
File No. 333-273186

Dear All:

On behalf of OceanTech Acquisitions I Corp., a Delaware corporation (the “Company” or “OTEC”), we are transmitting this letter in response to the comments received by the Company on August 7, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Form S-4 filed on July 10, 2023 (the “S-4”) relating to the Agreement and Plan of Merger dated as of May 2, 2023, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of July 7, 2023 (collectively, the “Agreement and Plan of Merger” or “Merger Agreement”), by and among OTEC, Regentis Biomaterials Ltd, a company organized under the laws of the State of Israel (“Regentis”) and R.B. Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of OTEC (the “Merger Sub”). This letter is being submitted together with an amendment to the S-4 (the “Revised S-4”) to address comments received by the Company from the Commission.

SEC Comments to Registration Statement on Form S-4 filed July 10, 2023

Cover Page

1.	We note your disclosure that, upon consummation of the business combination, all of the issued and outstanding capital stock of Regentis will be cancelled in exchange for "the right for each of Regentis' shareholders to receive its Pro Rata Share . . . of the Merger Consideration." Please amend the disclosure on your cover page to provide an estimate of the per share pro rata portion of the merger consideration to be received by Regentis shareholders as of a recently practicable date.

Response: The Company has revised the cover page of the Revised S-4 accordingly.

Q: Do I have redemption rights?, page 19

2.	We note that certain shareholders, including OTEC’s Sponsor, directors and executive officers, have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. In addition, please revise your Background of the Business Combination beginning on page 127 to disclose the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.

Response: The Company has revised its disclosure on pages 19 and 129 accordingly. The Company expects to enter into negotiations with certain public stockholders to waive redemption rights, but those discussions have not commenced.

Q: What percentage of the Post-Closing Company will be owned by OTEC stockholders who elect not to redeem their shares?, page 23

3.	Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders for your tables showing share ownership in the post-closing company at various redemption levels, including on a fully diluted basis.

Response: The Company respectfully advises the Staff that the fixed price per share of $11.04, as noted in the footnote to the Share Ownership in Post-Closing Company table was utilized as a constant, fixed number for all redemption scenarios, meaning the per share price remains the same for each scenario. The Company has revised the Share Ownership in Post-Closing Company table on pages 23, 29-30, 38, 87, 125-126, 150 and 239-240 in the Revised S-4 to include additional line item to reflect this.

4.	Please clarify what percentage of public shareholders redeem their shares in your maximum redemption scenario. Please also revise to clarify, if possible, that more public shareholders may redeem than assumed for the purposes of your maximum redemption scenario. We also note your disclosure in the Security Ownership of Certain Beneficial Owners and Management section on page 277 referencing a "contractual maximum redemption scenario." Please define or explain the "contractual maximum redemption scenario" and clarify whether the maximum redemption scenario shown here is the same as the "contractual maximum redemption scenario" referenced on page 277.

Response: The Company has revised the Share Ownership in Post-Closing Company table on pages 23, 29-30, 38, 87, 125-126, 150 and 239-240 to include a footnote defining the maximum redemptions scenario and has revised the reference to that scenario in the Security Ownership of Certain Beneficial Owners and Management table to remove the reference to “contractual” to conform to the other tables in the Revised S-4 as they represent the same scenario.

5.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Please also clearly disclose the ownership percentages of the OTEC Public Stockholders and Regentis Stockholders based on each of the scenarios disclosed in the second table on page 23.

Response: The Company respectfully advises the Staff that the Share Ownership in Post-Closing Company table and the Additional Sources of Dilution (the second table) have been updated throughout the Revised S-4 on pages 23, 29-30, 38, 87, 125-126, 150 and 239-240 to provide the requested disclosure.

6.	We note your disclosure on page 20 that aggregate fees of $3,614,100 are due to the underwriter of the OTEC IPO as deferred underwriting commissions. In your sensitivity analysis related to dilution presented here, it does not appear that the underwriting fees are adjusted based on redemption levels. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully advises the Staff that the Share Ownership in Post-Closing Company table has been updated on pages 23, 29-30, 38, 87, 125-126, 150 and 239-240 of the Revised S-4 to include an additional line item within the table for additional dilution sources for the effective deferred underwriting commissions on a percentage basis at each redemption level.

Q: What factors did OTEC's board of directors consider in evaluating the Business Combination?, page 24

7.	Some of the factors you list appear conclusory in nature or generically stated. Please revise each factor to provide insight into and context for how the factor supports the board’s recommendation. For example, disclose the basis of your finding that the Regentis management team is "well-incentivized and aligned in an effort to create stockholder value." Please also disclose how "[y]our extensive experience and creativity can architect a win-win solution for both sides of the transaction." Additionally, discuss how each of the other factors you provide supported the board's recommendation. For example, discuss what about the size and forecast growth rates of the applicable markets for Regentis' product as well as what regarding the technical quality of Regentis' product specifically supported the recommendation. Please also specifically address how the board took the enterprise value of approximately $96 million into account in recommending the transaction. Make conforming changes throughout your filing, including to your disclosure on pages 133-135.

Response: The Company respectfully advises the Staff that additional information has been included on pages 23-27 and 134-137 of the Revised S-4 to further address the reasoning of the OTEC Board’s recommendation.

Q: What interests do the Sponsor and the current officers and directors of OTEC have in the Business Combination?, page 27

8.	Please revise the conflicts of interests discussion here and elsewhere throughout the registration statement, as appropriate, to clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company has revised its disclosure on pages 31, 49, 85, 127 and 137 of the Revised S-4 and in the sections entitled “Interests of OTEC’s Sponsor, Directors and Officers in the Business Combination” and “Proposal One—The Business Combination Proposal” accordingly.

9.	Your charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company has included disclosure on page 189 of the Revised S-4 to address the waiver of the corporate opportunities doctrine and to note that the waiver of the corporate opportunities doctrine by the Company did not impact its search for an acquisition target. The Company supplementally advises the Staff that the waiver was included in the Existing OTEC Charter to provide OTEC’s board of directors and management with flexibility in case such an issue arose, but no conflicts regarding corporate opportunities arose as part of the acquisition target search.

Prospectus Summary, page 36

10.	Please revise your discussion of the target, Regentis Biomaterials Ltd., to provide additional and balanced disclosure on the current state of operations, including the current state of clinical trials and regulatory approvals for the company's products, with reference to FDA approval, and to disclose the company's history of operating losses and accumulated deficit.

Response: The Company has included disclosure on pages 36 and 184 of the Revised S-4 to clarify that Regentis is a clinical stage development company with European approval and to provide additional disclosure regarding its current state of operations in response to the Staff’s comment.

Conditions to Consummation of the Business Combination, page 39

11.	Please identify each closing condition that is subject to waiver. For example, disclose whether approval of OTEC's listing application with Nasdaq or the Closing Cash Condition may be waived. Please also revise your risk factor on page 85, as applicable, to address material risks related to closing conditions that may be waived.

Response: The Company respectfully advises the Staff that, as disclosed in the lead-in to the list of closing conditions described on pages 175-177 of the Revised S-4, each closing condition, including the approval by Nasdaq of OTEC’s listing application and the Closing Cash Condition, is subject to waiver by the applicable party. The Company has also revised its disclosure throughout the Revised S-4 to clarify that each condition is subject to waiver in each place a condition is referenced. In addition, the Company has included an additional risk factor on page 85 of the Revised S-4 relating to the waiver of closing conditions.

Risk Factors

Risks Related to OTEC and the Business Combination, page 84

12.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Response: The Company has included an additional risk factor on page 88 of the Revised S-4 highlighting the material risks to public warrant holders, including those arising from differences between private and public warrants, and clarifying that recent trading prices would not have triggered any right to redeem the public warrants, in response to the Staff’s comment.

13.	We note the risk factor disclosure on page 86. Please provide risk factor disclosure advising as to all sources of potential dilution holders of your common stock may experience. The risk factor should discuss potential dilution from your public and private warrants, extension warrants, earnout shares, RSUs, options, Regentis Warrants Converted to OTEC Warrants, loan grant shares as well as the common stock issuable pursuant to the Equity Incentive Plan or pursuant to a PIPE Investment or other financing.

Response: The Company has included additional risk factors starting on pages 86-88 of the Revised S-4 to further address the material risks of the potential dilution, in response to the Staff’s comment.

Activities taken by existing OTEC stockholders to increase . . ., page 90

14.	We note your disclosure here and on page 125 that "[a]t any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding OTEC or its securities, OTEC, the Sponsor, OTEC's officers and directors, Regentis, and Regentis' officers and directors and/or their respective affiliates may purchase OTEC Common Stock from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of OTEC Common Stock or vote their shares of OTEC Common Stock in favor of the Business Combination Proposal." Please provide us with your analysis of how these transactions comply or will comply with Rule 14e-5 of the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company has revised its disclosure on pages 92 and 127 of the Revised S-4 to clarify that any such purchases would be structured in compliance with Rule 14e-5 under the Exchange Act and to describe the steps the Company would take to ensure such compliance.

A new 1% U.S. federal excise tax . . ., page 103

15.	Please revise the risk factor on page 103 regarding the excise tax to clearly state the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company has revised its risk factor disclosure on page 105 of the Revised S-4 to accordingly. At the time the Company redeemed shares in connection with the extensions, the Company agreed that any excise tax would not be paid from the amount held in trust.

Background of the Business Combination, page 127

16.	Please revise the Background section to provide additional detail describing the negotiations concerning key aspects of the business combination and related transactions, including, without limitation, the scope and valuation of Regentis' business, including as negotiated through the three rounds of discussions between the parties; the merger consideration and the structure of the transaction, including the negotiation of ancillary agreements such as the Sponsor Support Agreement, pursuant to which the Sponsor has a contingent right to receive the Earnout Shares and the negotiation and marketing processes for any PIPE transaction. In addition, we note your disclosure elsewhere that a condition to closing of the transaction includes the available closing OTEC cash shall be equal or greater than $6,000,000. Please describe the negotiations related to this minimum cash condition. Each proposal (preliminary or otherwise) and counterproposal concerning a material transaction term made between February 4, 2023 and May 2, 2023 should be described and the proposing party identified. In this regard, we note that the Background section as written discusses in general terms the topical areas discussed by the parties during the four months of negotiations and some of the final terms they mutually agreed upon but does so without any indication of how those terms evolved during the course of the discussions/negotiations.

Response: The Company has revised its disclosure on pages 129-134 of the Revised S-4 relating to the process of negotiations relating to the business combination, in response to the Staff’s comment.

17.	Please revise your disclosure to provide additional detail, including timing, regarding the search process, including how you selected which potential target companies to review. Describe the process of identifying the initial 23 companies with which you entered into discussions, the progress of those discussions and on what basis you then determined to enter into non-disclosure agreements with 19 potential targets, and further explain how the field of 19 narrowed to the 13 targets to which you delivered non-binding offers and then ultimately to the four potential targets with which you fully executed non-binding offers. Please clearly identify the targets to which you delivered, and also those with which you executed, non-binding offers.

Response: The Company respectfully advises the Staff that the reasoning for the Company not moving forward with each potential target is described within the section entitled “Background of the Business Combination”. In response to the Staff’s comment, the Company has included additional disclosure on page 130 and 132 of the Revised S-4 to clarify that overall, management of the Company did not consider these potential targets to be ready to become public for various reasons, including the targets not possessing audited or updated financials, or not having a developed product that would be accessible in the U.S. within a reasonable timeline.

18.	With respect to the companies with which you executed non-binding offers but did not pursue business combinations, please expand your disclosure to discuss in greater detail the due diligence that was conducted, including whether potential targets submitted information about products/product candidates, financial statements, etc. and explain the reason why you did not pursue business combinations with each. Your disclosure should provide shareholders with an understanding of why other target companies were ultimately chosen as business combination partners.

Response: The Company respectfully advises the Staff that discussions were preliminary on non-binding offers, and the substantive due diligence conducted by the Company was in relation to the potential transactions with Majic Wheels and Captura, as disclosed in the section entitled “Background of the Business Combination”. The Company has also updated its disclosure on page 130.

19.	We note your disclosure with respect to Captura that "the OTEC board of directors determined it was in the best interest of OTEC to terminate the business combination agreement with Captura." Please amend your disclosure to explain the basis for the board's determination. Please also disclose whether OTEC incurred any penalties or liabilities with respect to the termination of the business combination agreement with Captura. Provide similar disclosure, as applicable, with respect to your business combination agreement with Majic Wheels Corp. and the termination of the same.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 132 to provide additional detail regarding the OTEC board’s reasoning for the termination of the business combination agreement with Captura. The Company respectfully advises the Staff that detail regarding the OTEC board’s reasoning for termination of the business combination agreement with Majic has been disclosed on page 132—because of valuation concerns as well as adverse developments in the crypto-mining and crypto trading industries. The Company has further revised its disclosure on page 132 of the Revised S-4 to clarify that, given the parties mutually agreed to terminate each transaction, there are no specific penalties or liabilities to disclose with respect to either such termination.

20.	We note your disclosure on page 131 that on February 28, 2023, the OTEC board of directors approved the sale of the OTEC securities held by the Initial Sponsor to the Sponsor, which was “controlled by a related party.” We also note that the Sponsor assumed certain obligations of and acquired the shares of the Initial Sponsor and that certain management changes took place, including Mr. Ajjarapu, replacing Mr. Adir as Chief Executive Officer of OTEC. Please revise your disclosure here, as well as elsewhere in the registration statement such as in the OTEC’s Business section and in the Certain Relationships and Related Person Transactions section, as appropriate, to discuss how the Initial Sponsor and the Sponsor were introduced, any negotiations that took place concerning material terms of the sale, including the aggregate consideration of $1.00, the board’s reasons for which it approved the sale, and any material terms of the Purchase Agreement, dated March 13, 2023.

Response: The Company has updated the disclosure on page 133 of the Revised S-4 accordingly. The Company respectfully advises the Staff that the material terms of the Purchase Agreement dated March 13, 2023 have been disclosed on pages 18, 28, 47, 124, 133, 148, 183, 188 (the section entitled “OTEC’s Business”), and 257-259 (“Certain Relationships and Related Person Transactions”).

21.	In the event that the Sponsor has other SPACs in the process of searching for a target company, please revise to disclose whether the Sponsor considered more than one active SPAC to be the potential acquirer of Regentis and how the final decision was reached.

Response: The Company respectfully advises the Staff that at the time of the negotiations for the business combination with Regentis, the Company was the only available SPAC of the Sponsor. Therefore, there was not any consideration by the Sponsor of additional SPACs to acquire Regentis.

22.	Please disclose any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between SPAC sponsors and additional investors.

Response: The Company respectfully advises the Staff that there are no individuals continuing employment or involvement following the business combination with Regentis other than one board member of the Company who is expected to continue as a board member of the post-closing company as currently disclosed, and the Company does not anticipate any to do so. The Company is also not aware of any pre-existing relationships between sponsors and investors requiring disclosure.

23.	Please disclose when you retained Nelson Mullins Riley & Scarborough LLP and Goldfarb Gross Seligman & Co. as well as when Doron Tikotsky Kantor Gutman Nass & Amit Gross was engaged.

Response: The Company has revised its disclosure on page 132 of the Revised S-4 accordingly.

24.	Please disclose the conflicts of interest, if any, arising from Maxim's engagement as Regentis' financial advisor, given Maxim's role as OTEC's underwriter for its IPO and in finding a target and facilitating the business combination while being engaged by OTEC prior to its engagement as Regentis' financial advisor.

Response: The Company has revised its disclosure on page 132 of the Revised S-4 accordingly.

Unaudited Prospective Financial Information of Regentis, page 136

25.	We note your disclosure that you have "summarized in the table" the "key elements of the projections provided by management of Regentis to OTEC." Revise to clarify if you have disclosed all the projections provided to OTEC, or only "key elements." If you have not provided all projections given to OTEC, revise to include all material projections and tell us why you believe any projections not included in the document are not material.

Response: The Company respectfully advises the Staff that the Company received projections from Regentis covering the period from 2023 to 2033 and has presented the revenue, operating expenses and EBITDA line items from such projections in the Revised S-4 on page 140. The Company believes that these are the material metrics for the review of the projections, considered by the Company in evaluating the business combination with Regentis and encompass the material items needed by the Company to consider such business combination with Regentis.

26.	We reference the projections considered by OTEC in connection with the Business Combination on page 138. We have the following comments regarding these projections:

●	Please revise to provide additional information surrounding material assumptions and estimates underlying the projected financial information to provide investors with sufficient information to evaluate the reasonableness of these projections. For example, explain for each scenario presented the specific assumptions used to prepare the projections, including related to market penetration, number of procedures per year, prices, timing of regulatory approval, costs of goods and operating expenses during each of the years. Disclose any specific assumptions related to material macroeconomic factors, such as low interest rates. Disclose whether specific market and industry conditions were assumed such as whether the assumptions include the possibility of new market entrants and meaningful competition within the target markets and industries. In addition, clarify how the assumptions were determined.

Response: The Company has revised its disclosure on pages 138-140 of the Revised S-4 accordingly.

●	Separately disclose projections for each of the years 2027-2033;

Response: The Company has revised its disclosure on page 138-140 of the Revised S-4 accordingly.

●	Separately disclose projections for each of the current and future products discussed on pages 197- 204;

Response: The Company has revised its disclosure on page 138 of the Revised S-4 to clarify that the projections are based on Regentis’ GelrinC product and not any other product candidate.

●	Explain the difference between the three scenarios presented: Base, Conservative, and Optimistic, including the different assumptions you considered for each scenario;

Response: The Company has revised its disclosure on page 140 of the Revised S-4 accordingly.

●	Explain how management and the Board considered and relied upon the projections and how they determined these projections were reasonable, particularly in light of the length of the projections and that Regentis has not commenced operations and has not generated revenues to date;

Response: The Company respectfully advises the Staff that the Company reviewed the projections in light of various factors, including the stage of development, market size, growth plans, intellectual property protection, forecast penetration rates, benefits over existing treatment options, and accessible geography. As part of this, the Company noted that Regentis has already obtained approval in Europe for its GelrinC product and is in advanced stages of approval in the United States, and has a well-defined sales program, which lends credence as to the timing of the initiation of revenue. In addition, the Company is aware that a number of large countries, for example India, queue off of U.S. FDA decisions as part of their approval process, providing insight to the total addressable market. Further, based on its diligence, the Company believes that the Regentis approach is considerably cheaper, less invasive, more efficient and patent protected, so the Company considered that the penetration rates over time were reasonable. The Company has revised its disclosure on page 140 to include this information.

●	Please consider the need to provide cautionary language that addresses the fact that the farther out projections go, the more speculative they become. Address the reasonableness of 10-year projections of revenues related to operations of Regentis that have not commenced.

Response: The Company has revised its disclosure on page 138-139 of the Revised S-4 accordingly.

Opinion of The Mentor Group, Inc, page 140

27.	Please address the following with respect to Mentor's methodology and calculations:

●	We note your disclosure on page 141 that for the purposes of its opinion, Mentor reviewed various documents, including the forecasts for Regentis for three different financial performance scenarios through 2033 dated April 19, 2023. We also note your disclosure on page 143 that, with respect to its income approach, Mentor performed three discounted cash flow analyses based on three financial projections and that it calculated “(i) the estimated present values of the three projected unlevered free cash flows of Regentis from fiscal years 2023-2033, and (ii) estimates of the present values of the implied terminal values for each of the three forecasts using the Gordon Growth Model by applying a long-term growth rate of 3.10 percent to Regentis 2033 forecast revenue.” Given that the projections provided on page 138 show revenues, operating expenses and EBITDA for only each year 2023, 2024, 2025 and 2026 and then for a single six-year period from 2027-2033, please explain how Mentor derived unlevered free cash flows for each fiscal year from 2023-2033 as well as the revenue forecast for 2033, including any key assumptions that were made.

Response: The Company respectfully advises the Staff that the tables on page 138-146 of the Revised S-4 have been updated to include each year of 2023 through 2033.

●	Please clearly define unlevered free cash flow as used here by Mentor and discuss how it was derived from the forecasts provided by Regentis.

Response: The Company respectfully advises the Staff that the referenced term should actually read “debt-free” and has revised the disclosure on page 141 and 145 of the Revised S-4 to reflect this.

●	We note your disclosure that, with respect to the market approach, Mentor reviewed transactions of companies that Mentor deemed relevant "based on the companies' operations that may in certain respects . . . be considered similar to those of Regentis." Please provide additional detail describing how Mentor selected the relevant transactions, including a brief description of the "certain respects" that may be considered similar to those of Regentis.

Response: The Company has included as an attachment to this letter a document received from Mentor that lists the companies reviewed by Mentor and describes the business of those companies whose operations Mentor deemed to be similar to those of Regentis.

●	Please briefly explain the significance of the "relationship between MVIC and acquired company revenues," including the significance of the relationship for acquired company revenues for the years 2020-2023 being "determined to be stronger than the relationship between MVIC and acquired company revenues for the years 2019-2023."

Response: The Company respectfully advises the Staff that Mentor performed two regression analyses of MVIC versus revenue, one using the transactions for the years 2020–2023, and the other using all transactions from late 2018–2023. In its regression analysis, Mentor deems the most important statistic to be “R-squared,” otherwise known as “goodness of fit.” For both regression analyses, R-squared was lower than would indicate a strong relationship between revenue and MVIC for both datasets. The R-squared for the 2020–2023 transactions was 27.4%, while the R-squared for the 2018–2023 transactions was 16.8%, indicating that the relationship between revenue and MVIC was stronger for the more recent transactions than for the entire set of transactions.

●	We note that, with respect to its market approach, Mentor “selected the median and first quartile of the acquired company revenue multiples of acquired company equity to apply to the 2027 forecast revenue of Regentis and determined a range of implied equity values for Regentis.” Please revise to discuss why Mentor selected the median and first quartile multiples to apply to the 2027 forecast revenue of Regentis. In addition, explain how Mentor derived the 2027 forecast revenue of Regentis from the projections provided by Regentis management disclosed on page 138, and whether it used the 2027 forecast for each scenario and on what basis it made its decision, including any key assumptions that were made.

Response: The Company respectfully advises the Staff that Mentor used the 2027 and 2028 revenue forecasts that were provided to the Company as standalone annual revenue. Mentor chose 2027 and 2028 as representative of expected Regentis performance subsequent to the introduction of their drugs under development at the time of the Business Combination. Mentor selected the first quartile and median multiples as being the more conservative multiples to apply to the Regentis forecast revenue. After applying the multiples to forecast revenue, the results were discounted to present value. Such disclosure is updated on page 146.

The Agreement and Plan of Merger, page 167

28.	We note your disclosure in this section describing the general categories of representations and warranties in the merger agreement, and certain customary covenants. Please amend to provide disclosure describing the details of the material representations and warranties and covenants included in the agreement and plan of merger.

Response: The Company has revised its disclosure starting on pages 169 and 170 of the Revised S-4 to include summaries of the material representations and warranties and material covenants included in the Agreement and Plan of Merger.

OTEC's Business, page 183

29.	We note your disclosure on page 193 that certain of your directors and executive officers, including Mr. Ajjarapu and Mr. Knuettel, have past or ongoing involvement with other SPACs. To the extent that your sponsor and your management have a track record with SPACs, please revise to provide balanced disclosure about this record and the outcomes of the prior transactions, including disclosing the names of all prior sponsored SPACs, the status of each, and the dates of any successful business combinations.

Response: In response to the Staff’s comment, the Company has included a new section entitled “OTEC’s Business—Other Transactions by Certain Members of the OTEC Board and Officers” to provide the requested information on page 198.

Regentis' Business, page 197

30.	We note your disclosure on pages 207-208 that Regentis has entered into a Data Agreement with TiGenix as well as a Supply Agreement with Baxter and Teva and a Services Agreement with Baxter. Please file each of these agreements as an exhibit to the registration statement or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has filed these documents as exhibits 10.14, 10.15 and 10.16 to the Revised S-4 and updated the exhibits index accordingly.

OTEC Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 218

31.	We note your disclosure throughout this section discussing several extensions of the time the company has effected to consummate its initial business combination. With respect this this disclosure, where you state that "the Company caused to be deposited" certain amounts of funds into the Trust Account, please identify the party who deposited the funds.

Response: The Company respectfully advises the Staff that the Company is the party who deposited such funds, as set forth on pages 187-188 and 222, and the Sponsor funded the extension payments, as set forth on pages 11, 29, 48, 125, 149 and 183.

Results of Operations, page 221

32.	Please explain the reason for the significant change in fair value of the warrants each period.

Response: The Company’s respectfully advises the Staff that the warrants are valued by a PCAOB registered accounting firm (not associated with the Company’s auditors) using the modified Black-Scholes convention, as part of which, input metrics change from period to period. The largest incremental change from the first quarter to the second quarter was the rise in expected volatility from 3.1% to 6.4% using a binomial option pricing model. There have been no changes in the methodology used by the Company since inception for each reporting period.

Underwriting Agreement and Amendment, page 222

33.	Please amend your filing to describe the "certain issues and concerns that have arisen between Maxim and the Company." In addition, we note that Maxim Group LLC performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please clarify whether the deferred underwriting fees of $3,614,100 and the $2,000,000 cash payment disclosed here are the only fees payable to Maxim Group LLC that are contingent on completion of the business combination. Please also file as an exhibit to the registration statement the amended Underwriting Agreement. Refer to Item 601(b)(1) of Regulation S-K.

Response: The Company respectfully advises the Staff that the language regarding “certain issues and concerns” are referenced from the audited financials and are referenced here for consistency. The Company has filed the amendment to the underwriting referenced in the disclosure as Exhibit 1.2 to the Revised S-4 to address the Staff’s disclosure concerns and provide all of the relevant information regarding this payment, and confirms the fees are the disclosed $2,000,000 from the amendment and the fees referenced in the Underwriting Agreement.

Critical Accounting Policies, page 227

34.	Please update this section to clearly identify your critical accounting estimates. The disclosure should supplement, not duplicate, the accounting policy description provided in the notes to the financial statements, and should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please refer to Item 303 of Regulation S-K.

Response: The Company has revised its disclosure on page 229 of the Revised S-4 in the section entitled “Critical Accounting Policies” to clearly identify the critical accounting policies and estimates.

Finance Expenses, page 227

35.	Please revise to disclose the reason for the significant decrease in finance expenses in fiscal 2021 and the reason for the significant change in the fair value of the convertible notes.

Response: The disclosure on page 229 of the Revised S-4 in the section entitled “Regentis’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021—Finance expenses” has been revised accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 227

36.	Revise to provide additional disclosure about the nature of research and development expenses incurred during each period presented. In that regard, the disclosure should elaborate on the composition of "material expenses" and explain the nature of the services provided by subcontractors.

Response: The disclosure on page 229 of the Revised S-4 in the section entitled “Regentis’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021—Research and development expenses” has been revised accordingly.

Net Loss, page 227

37.	We note your disclosure that the decrease in your net loss was mainly the result of a decrease in your finance expenses and general administrative expenses, net which was offset by an increase in your research and development expenses. However, you also disclose that your general and administrative expenses increased for the relevant period. Please revise for consistency or advise.

Response: The disclosure on page 229 of the Revised S-4 in the section entitled “Regentis’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021—Net loss” has been revised accordingly.

Regentis Executive Compensation

Engagement Agreements with Executive Officer, page 232

38.	Please file the engagement agreements described in this section, to the extent material. Please also file the Executive Chairman Compensation Arrangement described on page 253. See Item 601(b)(10) of Regulation S-K.

Response: The Company has filed these documents as exhibits 10.17, 10.18 and 10.19 to the Revised S-4.

Unaudited Pro Forma Condensed Combined Financial Information, page 235

39.	We reference the disclosure throughout the filing that in no event will OTEC redeem public shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001. Please clarify whether any of the redemption scenarios would result in net tangible assets less than the threshold and, if so, how that impacts the business combination and your plans to address this matter.

Response: The Company respectfully advises the Staff that, for the Transaction to close, net tangible assets cannot be less than $5,000,001 as there is a minimum closing cash condition that $6,000,000 remains from (a) all amounts in the Trust Account (after deducting the aggregate amount of payments required to be made in connection with the Redemption (as defined in the Agreement and Plan of Merger) and payment of the Regentis Transaction Expenses and OTEC Transaction Expenses) or OTEC’s operating account immediately prior to the Closing, plus (b) the aggregate amount of cash of OTEC on hand immediately prior to the Closing plus (c) the net amount of any PIPE Investment received by OTEC or Regentis on or prior to the Closing. Thus, in any scenario where the net tangible assets are below $5,000,001, the Company would not be able to close the Transactions without either simultaneously closing a PIPE Investment or entering into non-redemption agreements with existing public stockholders. The accompanying unaudited pro forma condensed combined financial information, as reflected in the Revised S-4, shows that there are no PIPE Investments or non-redemption agreements negotiated. Thus, as currently presented in the Revised S-4, the Transactions would not close under each scenario. If such investment or agreements are executed, they will be described in the Revised S-4 and reflected in the pro-forma financial information. Depending on the nature of the PIPE Investment and the shares not redeemed, there would be changes to the assets, liabilities, shares outstanding and the percentage of ownership of the various stockholder groups shown in the tables. Otherwise, Regentis would have to agree to waive such condition for the transaction to be consummated and has confirmed its intent not to do so. The condition for the Available Closing OTEC Cash is defined on page 10 and described in the sections entitled “Summary” on page 40, “Risk Factors” on page 85, and “Agreement and Plan of Merger” on page 177.

40.	Please explain to us whether there are any minimum cash or equity requirements in connection with the business combination.

Response: The Company respectfully advises the Staff that, for the Transaction to close, net tangible assets cannot be less than $5,000,001 as there is a minimum closing cash condition that $6,000,000 remains from (a) all amounts in the Trust Account (after deducting the aggregate amount of payments required to be made in connection with the Redemption (as defined in the Agreement and Plan of Merger) and payment of the Regentis Transaction Expenses and OTEC Transaction Expenses) or OTEC’s operating account immediately prior to the Closing, plus (b) the aggregate amount of cash of OTEC on hand immediately prior to the Closing plus (c) the net amount of any PIPE Investment received by OTEC or Regentis on or prior to the Closing. Thus, in any scenario where the net tangible assets are below $5,000,001, the Company would not be able to close the Transactions without either simultaneously closing a PIPE Investment or entering into non-redemption agreements with existing public stockholders. The accompanying unaudited pro forma condensed combined financial information, as reflected in the Revised S-4, shows that there are no PIPE Investments or non-redemption agreements negotiated. Thus, as currently presented in the Revised S-4, the Transactions would not close under each scenario. If such investment or agreements are executed, they will be described in the Revised S-4 and reflected in the pro-forma financial information. Depending on the nature of the PIPE Investment and the shares not redeemed, there would be changes to the assets, liabilities, shares outstanding and the percentage of ownership of the various stockholder groups shown in the tables. Otherwise, Regentis would have to agree to waive such condition for the transaction to be consummated and has confirmed intent to not do so. The Available Closing OTEC Cash condition is described in the sections entitled “Summary” on page 40, “Risk Factors” on page 85, and “Agreement and Plan of Merger” on page 177.

Regentis Related Party Transactions
Convertible Loans, page 258

41.	We note your disclosure that "Regentis and the lenders under the 2020 CLAs reached an agreement pursuant to which the 2020 CLAs would be converted into Regentis ordinary shares upon the occurrence of an initial public offering based on a price per share equal to 80% of the price per share paid in such initial public offering at a pre money valuation of $5.15 million." Please clarify whether the closing of the business combination would trigger the conversion of the CLAs into ordinary shares of Regentis, and if so, provide an estimate of the amount of shares of the combined company to which the CLA lenders would be entitled in connection with the business combination. Make conforming changes to your filing as applicable, including to your disclosures related to dilution.

Response: The disclosure on page 260 of the Revised S-4 in the section entitled “Certain Relationships and Related Person Transactions—Regentis Related Party Transactions—Convertible Loans” has been revised accordingly. The Company supplementally advises the Staff that, given the 2020 CLAs will convert in connection with the Business Combination and the lenders would be entitled to share in the Merger Consideration payable to Regentis shareholders at Closing (as clarified in the revised disclosure), the conversion would not result in any additional dilution to the OTEC stockholders.

Material U.S. Federal Income Tax Considerations, page 259

42.	It appears that you intend to file a short form tax opinion as Exhibit 8.1 to your filing. Please revise this section to state clearly where the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

Response: The Company has revised its disclosure on page 261 of the Revised S-4 accordingly, and included Exhibit 8.1.

Security Ownership of Certain Beneficial Owners and Management, page 277

43.	Please amend the footnotes to your table to disclose the natural person(s) who has voting and dispositive control of the shares beneficially owned by Walleye Capital.

Response: The Company has revised its disclosure on page 279 of the Revised S-4 accordingly.

Financial Statements, page F-1

44.	We see that you include pro forma information for Regentis as of and for the three months ended March 31, 2023 starting on page 240. Please revise to include financial statements for the most recent interim period for Regentis.

Response: The Company respectfully advises the Staff that the financial statements for the most recent interim period for Regentis have been included in the Revised S-4.

General

45.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that the Initial Sponsor, OceanTech Acquisitions I Sponsors LLC, a Delaware limited liability company, was controlled by Joseph Adir, who was a citizen of the U.K. However, as disclosed beginning on page 18, on March 13, 2023, the Sponsor changed to Aspire Acquisition LLC, a Delaware limited liability company, which is controlled by Suren Ajjarapu, a U.S. citizen, when Initial Sponsor, Sponsor and the Company entered into the Purchase Agreement whereby (A) Sponsor agreed to purchase 2,581,500 shares of OTEC Class B Common Stock, and 5,869,880 Private Placement Warrants to acquire one share of OTEC Class A Common Stock, for an aggregate purchase price of $1.00 (collectively, the “SPAC Securities”), payable at the time OTEC effects a business combination. Initial Sponsor transferred, delivered, and assigned the SPAC Securities to Sponsor; and (B) OTEC recorded such transfer. Pursuant to the PSA, upon the closing of the Business Combination: (i) Sponsor will pay Initial Sponsor $1 (one dollar); (ii) Sponsor will convey 250,000 shares of OTEC Class B Common Stock (the “Closing Shares”) to the equity holders of Initial Sponsor as of March 13, 2023 (the “Initial Sponsor Equity Holders”) pro rata based on the Initial Sponsor Equity Holders’ underlying interest in shares of OTEC Class B Common Stock as of March 13, 2023; (iii) Sponsor will convey 250,000 Private Placement Warrants to the Initial Sponsor Equity Holders pro rata based on the Initial Sponsor Equity Holders’ underlying interest in Private Placement Warrants as of March 13, 2023; and (iv) Sponsor paid the former Chief Financial Officer of OTEC, Charles Baumgartner, $5,000 (five-thousand dollars) directly per month during the transition period. Sponsor assumed the obligations to cause OTEC to make all of its public company reporting requirements, and all other obligations of Initial Sponsor related to OTEC. To the extent OTEC’s duration is extended for more than two years from the date of the prospectus dated May 27, 2021 for the OTEC IPO, Sponsor agreed to purchase an extension of directors’ and officers’ insurance substantially equivalent to such existing insurance for the duration of OTEC, which insurance coverage terms and insurance provider shall be substantially comparable to the directors’ and officers’ insurance policy currently in effect and will continue to cover the existing directors and officers for actions taken during their service as a director or officer of OTEC. OTEC acknowledged and agreed that Sponsor will have the right to replace OTEC’s current directors with any such directors as Sponsor may select in its sole discretion, and concurrently, with the execution of the PSA, OTEC’s officers submitted resignation letters.

Additionally, the Company has included an additional risk factor on page 99 regarding the risk to investors if the Company is not able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited, and the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent the Company from completing an initial business combination and require liquidation.

46.	We note your disclosure on page 3 and throughout the registration statement that you may enter into a PIPE financing and your disclosure on page 5 that as part of Proposal 2, shareholders will be asked to consider and vote on a proposal to approve the issuance of more than 20% of the issued and outstanding OTEC Common Stock in connection with the Business Combination, including the shares in the PIPE Investment. To the extent that you have begun the negotiating/marketing process for a PIPE Investment, please revise the background section to include any discussions that took place about the need to obtain additional financing for the combined company through a PIPE Investment and the negotiation/marketing processes that have taken place. Additionally, to the extent that you do enter into subscription agreements for the PIPE Investment, please revise your disclosure throughout the registration statement to:

●	Discuss the key terms of any securities issued in the private placement;

●	Disclose the potential impact of those securities on non-redeeming shareholders, including in your sensitivity analysis;

●	Highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination; and

●	Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Please also file as an exhibit to the registration statement any agreement(s) entered into in connection with the PIPE Investment. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company has not entered into any PIPE Investment to date, but has only had preliminary discussions to date. As of the date of this response, there are no term sheets or indications of interest from investors. In addition, the Company anticipates entering into negotiations with some of the remaining holders of Class A common stock to get them to execute non-redemption agreements. Those discussions have not commenced. The Company undertakes to provide the requested disclosure in a future pre-effective amendment to the Revised S-4 to disclose any material developments regarding any PIPE Investment to address the Staff’s comment.

[CONTINUES ON THE FOLLOWING PAGE]

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

CC:	Suren Ajjarapu, Chief Executive Officer and Chairman of the Company

(sa@oceantechspac.com)

Frank Knuettel II, Chief Financial Officer of the Company

(fk@oceantechspac.com)

Tiffany Weatherholtz, Esq., Nelson Mullins Riley & Scarborough LLP

(tiffany.weatherholtz@nelsonmullins.com)

Enclosures

Comment 27, Bullet 3 – Mentor’s Response

[Attached]

Target Name	Target Business Description
La Jolla Pharmaceutical Company	Biopharmaceutical Company that Develops and Commercializes Innovative Therapies that Improves the Lives of the Patients Suffering from Life Threatening Diseases

Strongbridge Biopharma plc	Biopharmaceutical Company Focused on the Development and Commercialization of Therapies for Rare Diseases

Aralez Pharmaceuticals Canada Inc. and Pozen Assets (division of Aralez Pharmaceuticals Inc. )	Certain Pharmaceutical Operations and Rights of Aralez Pharmaceuticals Inc.

Juniper Pharmaceuticals, Inc.	Provides Pharmaceutical Delivery Technologies and Development Solutions

Acacia Pharma Group plc	Biopharmaceutical Company that Focuses on Developing and Commercializing Novel Products to Improve the Care of Patients Undergoing Medical Treatments Such as Surgery, Invasive Procedures or Chemotherapy

MyoScience, Inc.	Manufacturer of Non-Opioid Pain Treatment

Marker Therapeutics, Inc.	Develops T Cell Therapy for Treatment of Cancer

Oncoceutics, Inc.	Develops Therapies for the Treatment of Cancers

QPhoton, Inc.	Develops and Commercializes Powerful Quantum Nanophotonic Technology and Systems

TxCell S.A.	Biotechnology Company

Correvio Pharma Corp.	Specialty Pharmaceutical Company

CVie Therapeutics Company Limited	Develops, Manufactures, and Markets Pharmaceutical Products for Treating Heart Failure

Orexigen Therapeutics, Inc.	Biopharmaceutical Company

Rhofade, product of Allergan plc	Prescription Medicine For Skin Care

Grace Therapeutics Inc.	Biopharmaceutical Company that Focuses on Developing Innovative Drug Delivery Technologies for the Treatment of Rare and Orphan Diseases

Intermolecular, Inc.	Develops Proprietary Technology and Provides Outsourced R&D for the Semiconductor and Clean-Energy Industries

OncoMed Pharmaceuticals, Inc.	Developer of Clinical Stage Biopharmaceuticals Focused on Cancer Growth, Resistance, Recurrence and Metastasis

Kuur Therapeutics Inc.	Developer of Allogeneic Therapy Products Designed for the Treatment of Solid and Hematological Cancers

Trigr Therapeutics, Inc.	Biotechnology Company Focused on Multi-Targeted Cancer Therapies

Impact BioMedical Inc.	Research and Development of Bio-Pharmaceuticals

Neoleukin Therapeutics, Inc.	Biopharmaceutical Company Focusing in De Novo Protein Design

Tetraphase Pharmaceuticals, Inc.	Development and Commercialization of Antibiotics

Elusys Therapeutics, Inc.	Biophamaceutical Company Developing Antibody Therapeutics Designed for the Treatment of Infectious Disease

Cend Therapeutics, Inc.	Biopharmaceutical Company that Develops a Tumor-Targeted Tissue Penetration Drug Intended to Treat Solid Tumor Cancers

VIBATIV® Product Line Of Theravance Biopharma, Inc.	Antibiotic Product Line

Fibrocell Science, Inc.	Researcher of Autologus Cell and Gene Therapies

Tarus Therapeutics, Inc.	Biotechnology Company Focused on Nucleotide Metabolism for Cancer Therapy

EFX Laboratories Inc.	Biotech Company Focused on Medical Cannabis Applications and Treatments for Pain Control

Pediatrics Product Portfolio (of Cerecor, Inc.)	Manufacturer of Pediatric Pharmaceuticals

Acenzia Inc.	Provides Nutraceutical Health Solutions

Bioniz Therapeutics, Inc.	Discovers and Develops Peptide Therapeutics that Inhibit Multiple Cytokines to Treat Immuno-Inflammatory Diseases and Cancer

Zikani Therapeutics, Inc	Developer of a Process for the Total Synthesis of Macrolides